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                     April 11, 2024

       Donna T. Lowery
       Chief Financial Officer
       The First Bancshares, Inc.
       6480 U.S. Highway 98 West
       Hattiesburg, MS 39402

                                                        Re: The First
Bancshares, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-22507

       Dear Donna T. Lowery:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance